Exhibit 2

AUTHORITY MATRIX

Oi S.A.

The Board of Directors of Oi S.A. (“Company”), at meetings held on March 13, 2012, June 27, 2012, September 26, 2012, April 25, 2013, June 18, 2014 and May 13 2015, in accordance with law and the provisions of art. 24 of the Company’s Bylaws, resolved, for due legal purposes, to approve the following Authority Matrix, applicable to the Company and all its subsidiaries (jointly, the “Companies”):

Article 1. In addition to the duties provided by law and the Company’s Bylaws, pursuant to the provisions of its art. 24, item XIII and Paragraphs 1 and 2, as well as the provisions of art. 32, as the elected body, the Executive Board of the Company is authorized to:

I. Approve and execute investments and divestments in the capital of other companies, in an amount of up to R$30,000,000.00 (thirty million reais), per operation, subject to the provisions of paragraph 3 below;

II. Authorize the sale, up to R$30,000,000.00 (thirty million reais), or encumbrances, up to R$40,000,000.00 (forty million reais), of Company assets classified as fixed assets;

II.a. Specifically with regard to the establishment of consortium for executing a specific project, as the elected body, the Executive Board is authorized to: (i) to authorize the establishment of a consortium in an amount of up to R$30,000,000.00 (thirty million reais), when such consortium agreement is entered into with partners (companies that are not our parent companies, subsidiaries or affiliates); and (ii) in any amount, when entered into between the Company and our parent companies, subsidiaries or affiliates (“Intercompany Consortium”).

III. Authorize the acquisition of goods for fixed assets with individual amounts of up to R$30,000,000.00 (thirty million reais); the contracting of services, or executing contracts in general, amendments, agreements or conventions in the ordinary course of the Company’s business that represent liabilities, obligations and commitments, with individual amounts of up to R$35,000,000.00 (thirty-five million reais);

IV. Authorize the provision of guarantees in general by the Company: (i) when in favor of third parties, in an amount of up to R$30,000,000.00 (thirty million reais), per transaction; (ii) when between the Company and companies that are 100% (one hundred percent) controlled, directly or indirectly, by the Company (“Intercompany Guarantees”), without compensation, in any amount;

V. Resolve on the waiver of rights and transactions of any kind, in an amount of up to R$30,000,000.00 (thirty million reais), per act or transaction;

VI. Deliberate on (i) entering into loans (except for intercompany loans, in which case the Executive Board may approve any amount) and lines of credit up to R$100,000,000.00 (one hundred million reais); (ii) leasing agreements limited to R$200,000,000.00 (two hundred million reais); and (iii) issuance of promissory notes in an amount of up to R$30,000,000.00 (thirty million reais), except for commercial papers, provided for in art. 24, III of the Bylaws, and promissory notes issued in favor of Company’s subsidiaries, in which case the approval of the issuance, in any amount, is authorized by the Executive Board;

VII. Authorize individual transactions up to R$10,000,000.00 (ten million reais) between the Company and its material subsidiaries, on one side, and its shareholders and any related parties, on the other;

VIII. Authorize the execution of contracts and transactions up to R$10,000,000.00 (ten million reais) between the Company and/or its subsidiaries, on one side, and CTX Participações S.A., Contax Participações S.A. and Contax S.A. and its subsidiaries, on the other.

Paragraph 1. In any of the events described in items I to VIII of this matrix, and in accordance with paragraph § 3 of Art. 24 of the Bylaws, if the amount of the act or contract is less than R$5,000,000.00 (five million reais), the provisions of Art. 31 of the Bylaws shall apply, which do not require the deliberation of the Executive Board. If the amount of the act or contract is equal to or greater than R$5,000,000.00 (five million reais), the deliberation of the Executive Board will always be required. The approval by the Board of Directors of the Company will be required where the amount of the act or contract is not provided for in the budget and exceeds the limits established in this matrix.

Paragraph 2. Pursuant to Art. 32, item X, of the Company’s Bylaws, as the elected body, the Executive Board of the Company is authorized, based on the assigned limits defined by the Board of Directors for the Executive Board under this matrix, to establish limits in accordance with the hierarchical line of the Company’s administrative structure.

Paragraph 3. The Board of Directors is responsible for deliberating on the acts, contracts, transactions or operations of any nature that exceed the limits imposed by this matrix on the Executive Board, as well as any negotiation involving shares of Portugal Telecom, owned by the Company and/or its subsidiaries, regardless of the amount involved.

Paragraph 4. The Executive Board should prepare quarterly reports to inform the Board of Directors about the investments and divestments estimated at an amount exceeding R$30 million, which the Company incurs in the relevant period.

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